July 17, 2014

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn:	Lilyanna Peyser, Special Counsel
Liz Walsh, Staff Attorney
Ta Tanisha Meadows, Staff Accountant
Donna Di Silvio, Staff Accountant
Mara L. Ransom, Assistant Director

	Re:	HealthEquity, Inc.
Registration Statement on Form S-1
File No. 333-196645

Ladies and Gentlemen:

We are submitting this letter on behalf of HealthEquity, Inc. (the “Company”) in response to the letter, dated July 16, 2014, from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1, originally filed on June 10, 2014 (File No. 333-196645) (the “Registration Statement”). We are also electronically transmitting for filing Amendment No. 2 to the Registration Statement (the “Amendment”).

We are sending a copy of this letter in the traditional non-EDGAR format, including a version of the Amendment that is marked to show changes to the Registration Statement, as filed on July 16, 2014, and will forward a courtesy package of these documents to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amendment.

Prospectus Summary, page 1

Staff Comment #1: Please discuss in this section (i) the number of options to be granted to management contingent and effective upon execution of the Underwriting Agreement and (ii) the percentage of the dividend declared on each of the capital stock and preferred stock, and the corresponding percentage of the net proceeds of the offering, that management will receive.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amendment to discuss (i) the number of options to be granted to management contingent and effective upon execution of the Underwriting Agreement, and (ii) the amount and percentage of the net proceeds of the offering that management will receive in connection with (a) the $50,000,000 dividend and (b) the dividend payable of approximately $345,000 on the series D-3 redeemable convertible preferred stock.

The Company further advises the Staff that the $50,000,000 dividend will be payable on all shares of the Company’s common stock that are outstanding immediately following the conversion of all shares of the Company’s outstanding convertible preferred stock and redeemable convertible preferred stock into common stock on the business day immediately prior to the closing date of the offering. Accordingly, the Company has clarified the disclosure relating to the $50,000,000 dividend throughout the Amendment to indicate such dividend is payable on all shares of the Company’s common stock outstanding on the day immediately prior to the closing date of the offering after giving effect to the conversion of all of the Company’s outstanding convertible preferred stock and redeemable convertible preferred stock into common stock.

Summary consolidated financial and other data, page 15

Staff Comment #2: Please refer to footnote (1). You disclose that the pro forma column assumes the declaration of the $50 million dividend and the payment thereof as well as the payment of a cash dividend on your outstanding series D-3 redeemable convertible preferred stock. Please explain why there is no change in the amount of the actual cash and cash equivalents as of April 30, 2014 and pro forma cash and cash equivalents giving effect to the payments disclosed. Alternatively, please revise footnote (1) to remove reference to the payments and indicate in footnote (2) the payments. This comment also applies to disclosure regarding your capitalization on page 49.

Response: In response to the Staff’s comment, the Company has (i) revised the footnotes on page 16 of the Amendment to remove the payment reference from footnote (1), and (ii) added the payment reference to footnote (2). In addition, the Company has provided the corresponding revisions to its capitalization disclosure on page 49 requested by the Staff.

Risk Factors, page 18

Risks Related to Our Business, page 18

We rely on a single bank identification number sponsor for our payment cards. . ., page 24

Staff Comment #3: Please clarify the material risks to your business, if any, related to your BIN sponsor’s consent order with the FDIC relating to its obligations under the Bank Secrecy Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 25 of the Amendment to clarify the material risks to the Company’s business related to the Company’s BIN sponsor’s consent order with the FDIC.

Use of Proceeds, page 46

Staff Comment #4: You anticipate receiving between $90.3 million and $104.2 million in net proceeds from the sale of the common stock covered by the registration statement, and you have disclosed specific uses for only $50.345 million of such net proceeds. This leaves approximately $40-54 million in net proceeds to be used for “working capital and other general corporate purposes.” As it appears that you do not have a specific plan for this significant portion of the proceeds, and given your language in both the Use of Proceeds and Risk Factors sections regarding the board’s broad discretion in using such proceeds, please explicitly state in your filing that you do not have a specific plan for this portion of the proceeds and discuss the principal reasons for the offering pursuant to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Amendment to explicitly state that the Company does not have a specific plan for the remaining portion of the net proceeds of the offering. In addition, the Company respectfully submits to the Staff that the first sentence of the third paragraph on page 46 of the Amendment discusses the principal reasons for the offering in accordance with Item 504 of Regulation S-K.

Staff Comment #5: Please disclose the amount of estimated underwriting discounts and commissions and estimated offering expenses payable by you.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Amendment to disclose the amount of estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

Dividend policy, page 48

Staff Comment #6: We note you modified your stock awards under each of your stock plans as a result of the special dividend by reducing the exercise price of the stock options outstanding by $1.00. We also note your disclosure that the plans required you to adjust the outstanding stock options to prevent dilution of the holders’ interests as a result of the special dividend. Please advise us how you determined the requirement to adjust the outstanding stock options to prevent dilution of the holders’ interests was not a discretionary provision and required an equitable or proportionate adjustment. Please refer to ASC 718-20-35-6.

Response: The Company respectfully advises the Staff that, pursuant to the terms of the Company’s various stock option plans, the board of directors of the Company (the “Board”) is required to make appropriate adjustments to outstanding stock options in the event of certain corporate transactions, including (1) an extraordinary cash dividend, for purposes of the Company’s 2003 Stock Plan, 2003 Director Stock Plan, 2005 Stock Plan, 2006 Stock Plan and 2009 Stock Plan (collectively, the “Legacy Plans”); and (2) a large, non-recurring cash dividend, for purposes of the Company’s 2014 Equity Incentive Plan (the “2014 Plan”). In furtherance of the Board’s obligation to make such adjustment, the Board considered the effect of the $50,000,000 special cash dividend to be paid on the Company’s common stock outstanding on the business day immediately prior to the closing date of the offering (after giving effect to the conversion of all of the Company’s outstanding convertible preferred stock and redeemable convertible preferred stock into shares of common stock) and determined that the $50,000,000 special dividend will be (1) an extraordinary cash dividend for purposes of each of the Legacy

Plans, and (2) a large, non-recurring cash dividend for purposes of the 2014 Plan. Accordingly, because the holders of unexercised stock options would not be receiving such special cash dividend, the Board concluded that reducing the strike price of the outstanding stock options by $1.00 would constitute an appropriate adjustment to the outstanding stock options to address the impact of the special cash dividend on the stock options, as required under each of the Legacy Plans’ and the 2014 Plan’s adjustment provisions.

Staff Comment #7: Please provide us the following information regarding your modification of the stock awards:

•	Please tell us the fair value of the options immediately before the modification and the fair value of the options immediately after the modification.

•	Please tell us the amount of incremental compensation as a result of the modification, if any.

•	Please tell us your consideration of disclosing the impact of the modification, or lack thereof, on your financial statements.

Response: The Company respectfully advises the Staff that it accounted for the modification of the awards in accordance with ASC 718-20-35-6, which states that accounting for a modification in conjunction with an equity restructuring (defined as a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of shares underlying an option or similar award to change, such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, non-recurring cash dividend) requires a comparison of (1) the fair value of the modified award with (2) the fair value of the original award immediately before the modification. Given the existing mandatory adjustment provisions of the Company’s Legacy Plans and the 2014 Plan (as described above in the response to Comment No. 6), the fair value before and after the modification of the stock options was materially consistent, providing for no incremental compensation. Due to the lack of incremental compensation, the Company did not deem additional disclosure necessary in the financial statements.

Consolidated balance sheets, page F-3

Staff Comment #8: Please include a footnote at the bottom of the balance sheet that explains the adjustments made to arrive at pro forma balances. Alternatively, provide a cross-reference to the Notes to Consolidated Financial Statements where the adjustments are discussed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Amendment to further explain the adjustments made to arrive at the pro forma balances. In addition, the Company respectfully submits to the Staff that a cross-reference to Note 1 of the Notes to Consolidated Financial Statements is included on the pro forma balance sheet on page F-3.

Staff Comment #9: Please disclose the reason for the change in accounts payable and Series D-3 Dividends Payable with regard to the pro forma amounts as of April 30, 2014. In addition, please tell us your consideration of disclosing the board of directors’ declaration of the special dividend and modification to the stock options outstanding in a note to the financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Amendment to disclose the reason for the change in accounts payable and Series D-3 Dividends Payable with regard to the pro forma amounts as of April 30, 2014.

The Company respectfully advises the Staff that, with respect to the Staff’s comment relating to addressing the Company’s consideration of disclosing the board of directors’ declaration of the special dividend, the Company has revised Note 1 on page F-8 of the Amendment to disclose the board of directors’ declaration of the special dividend. In addition, with respect to the Staff’s comment relating to addressing the modification of stock options outstanding in a note to the financial statements, the Company respectfully submits that it addresses this comment as part of its response to Comment #7 above.

Note 2. Net income (loss) per share attributable to common stockholders, page F-16

Staff Comment #10: Please disclose the reason for your adjustment to reflect shares issued in the offering necessary to replace dividends in excess of earnings and show us how you determined the number of shares.

Response: The Company respectfully acknowledges the Staff’s comment and has reviewed the applicable SEC Staff Accounting Bulletin guidance SAB Topic 1.B.3 which covers the Staff’s position with respect to dividends declared subsequent to the balance sheet date. Per the Staff’s position, such dividends can either be given retroactive effect in the balance sheet with appropriate footnote disclosure, or reflected in a pro forma balance sheet. In addition, when the dividends are to be paid from the proceeds of the offering, the Staff believes it is appropriate to include pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds were to be used to pay the dividend. A similar presentation is appropriate when dividends exceed earnings in the current year, even though the stated use of proceeds is other than for the payment of dividends. In these situations, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn.

The Company determined the number of shares by taking the proposed dividend and accrued series D-3 dividend payable less current earnings to determine the amount by which dividends exceeded current earnings ($47,627 for the three months ended April 30, 2014, in thousands), which was divided by the anticipated share price ($11.00) to arrive at the number of shares necessary to replace dividends in excess of earnings (4,330 for the three months ended April 30, 2014, in thousands).

Please advise us if we can provide any further information or assistance to facilitate your review. Please do not hesitate to contact me by telephone at (212) 728-8504 or by email at mhaddad@willkie.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Matthew J. Haddad

Matthew J. Haddad, Esq.
Willkie Farr & Gallagher LLP

cc:	Jon Kessler, President & CEO, HealthEquity, Inc.

Darcy Mott, Chief Financial Officer, HealthEquity, Inc.

Gordon R. Caplan, Esq., Willkie Farr & Gallagher LLP

Jeffrey Hochman, Esq., Willkie Farr & Gallagher LLP

Charles S. Kim, Esq., Cooley LLP